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VIA EDGAR

December 11, 2018	Mollie H. Duckworth
TEL: (512) 322-2551
Securities and Exchange Commission	FAX: (512) 322-8362
Division of Corporation Finance	mollie.duckworth@bakerbotts.com
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Perry J. Hindin

(Special Counsel, Office of Mergers & Acquisitions)

Re:                             EQGP Holdings, LP

Schedule 13E-3 filed by Equitrans Midstream Corporation

Filed on November 30, 2018

File No. 5-88854

Ladies and Gentlemen:

Set forth below are the responses of Equitrans Midstream Corporation (ETRN) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated December 7, 2018, with respect to the above-captioned filing. The responses below have been prepared and are being provided by ETRN, which has authorized Baker Botts L.L.P. to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule 13E-3 (Amendment No. 1) related to EQGP Holdings, LP (EQGP).

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  ETRN’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Schedule 13E-3

1.                                      Please advise why the Unit Purchases do not constitute a tender offer subject to Regulations 14D and 14E.

Response:  ETRN acknowledges the Staff’s comment and respectfully notes that it believes that the Unit Purchases constitute privately negotiated transactions with sophisticated institutional investors and, accordingly, do not constitute a tender offer subject to Regulations 14D and 14E (collectively, the Tender Regulations).

The Tender Regulations were promulgated pursuant to amendments to the Securities Exchange Act of 1934 (the Exchange Act) embodied in the Williams Act. Neither the Williams Act nor the Tender Regulations define the term “tender offer.” As a result, whether or not a particular transaction constitutes a tender offer must be determined in light of the specific facts and circumstances presented and policy objectives of the Williams Act.

The court in Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), held that the Tender Regulations do not apply to privately negotiated transactions, noting that “Senator Williams concluded that requiring disclosure only after the privately negotiated . . . transaction has been consummated ‘avoids upsetting the free and open auction market where buyer and seller normally do not disclose the extent of their interest and avoids prematurely disclosing the terms of privately negotiated transactions.’” Id. at 818. The court in Hanson Trust Plc v. SCM Corporation, 774 F.2d 47 (2d Cir. 1985), elaborated on the policy reasons for excluding privately negotiated transactions from the Tender Regulations as follows:

[I]n the case of privately negotiated transactions . . . many of the conditions leading to the enactment of [Section 14(d) of the Exchange Act] for the most part do not exist. The number and percentage of stockholders are usually far less than those involved in public offers. The solicitation involves less publicity than a public tender offer or none. The solicitees, who are frequently directors, officers or substantial stockholders of the target, are more apt to be sophisticated, inquiring or knowledgeable concerning the target’s business, the solicitor’s objectives, and the impact of the solicitation on the target’s business prospects. In short, the solicitee in the private transaction is less likely to be pressured, confused, or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.

Id. at 56. As discussed further below, each of these reasons applies to the facts and circumstances related to the Unit Purchases.

In considering how to best determine whether a particular transaction is or is not a tender offer subject to the Tender Regulations, the Hanson court stated the following:

The borderline between public solicitations and privately negotiated stock purchases is not bright and it is frequently difficult to determine whether transactions falling close to the line or in a type of “no man’s land” are “tender offers” or private deals. This has led some to advocate a broader interpretation of the term “tender offer” than that followed by us in Kennecott Copper Corp. v. Curtiss-Wright Corp. [citation omitted] and to adopt the eight-factor “test” of what is a tender offer, which was recommended by the SEC and applied by the district court in Wellman v. Dickinson . . . . The eight factors are:

‘(1) active and widespread solicitation of public shareholders for the shares of an issuer; (2) solicitation made for a substantial percentage of the issuer’s stock; (3) offer to purchase made at a premium over the prevailing market price; (4) terms of the offer are firm rather than negotiable; (5) offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) offer open only for a limited period of time; (7) offeree subjected to pressure to sell his stock; (8) public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of large amounts of the target’s company’s securities.’ (475 F.Supp. at 823-24).

Although many of the above-listed factors are relevant for purposes of determining whether a given solicitation amounts to a tender offer, the elevation of such a list to a mandatory “litmus test” appears to be both unwise and unnecessary. As even the advocates of the proposed test recognize, in any given case a solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present. [citations omitted]

We prefer to be guided by the principle followed by the Supreme Court in deciding what transactions fall within the private offering exemption provided by Sec. 4(1) of the Securities Act of 1933, and by ourselves in Kennecott Copper in determining whether the Williams Act applies to private transactions. That principle is simply to look to the statutory purpose. In S.E.C. v. Ralston Purina Co., 345 U.S. 119, 73 S.Ct. 981, 97 L.Ed. 1494 (1953), the Court stated, “the applicability of Sec. 4(1) should turn on whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” Id. at 125, 73 S.Ct. at 984. Similarly, since the purpose of Sec. 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of Sec. 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.

ETRN believes that a Hanson analysis supports its conclusion that the Unit Purchases do not constitute a tender offer. As discussed below, the Selling Unitholders party to each Unit Purchase Agreement are highly-sophisticated institutional investors that did not lack information needed to make a carefully considered appraisal of the transactions contemplated by the Unit Purchase Agreements, were able to fend for themselves in relation to the Unit Purchase Agreements and do not need the protection of the Williams Act in relation to the Unit Purchases. All of the Selling Unitholders are generally in the business of buying and selling securities. ETRN believes that each of the Selling Unitholders is well-versed in EQGP’s business, prospects, financial condition and results of operations as well as its industry generally. In addition, each of the Selling Unitholders was informed of the identity of ETRN and the specific terms and conditions of the Unit Purchases, including the absence of any financing condition, as well as the objective and commitment of ETRN to acquire all of the outstanding common units representing limited partner interests in EQGP (EQGP Common Units) pursuant to the Transactions such that EQGP would cease to be a publicly-traded entity. Each Selling Unitholder was also informed of ETRN’s intent to propose the IDR Exchange Merger to EQM Midstream Partners, LP. Furthermore, each Selling Unitholder represented and warranted to ETRN that it had the opportunity to review the applicable Unit Purchase Agreement with advisors of its own choosing and that it had access to and reviewed EQGP’s public filings and other publicly available information.

In sum, ETRN believes that the Selling Unitholders were not “pressured, confused or ill-informed” with respect to the terms of the Unit Purchase Agreements or the transactions contemplated thereby, and that a Schedule TO and Offer to Purchase, if made available to such Selling Unitholders prior to their entry into the Unit Purchase Agreements, would not have provided the Selling Unitholders with additional information that they would have considered important or significantly altered the total mix of information otherwise available to them, in particular given the significant disclosures made in the Transaction Statement on Schedule 13E-3 (the Schedule 13E-3) filed by ETRN in connection with the proposed Transactions.

Although the court in Wellman applied an eight-factor test to determine whether a particular transaction was a “tender offer,” it is important to note that the Wellman court recognized that there is no need to apply the eight-factor test in relation to a privately negotiated transaction. In this regard, the Wellman court stated that “[the question of what constitutes a tender offer] need not be reached if what [the purchaser] did constituted a ‘privately negotiated’ transaction.” 475 F.Supp. at 819. Further, the Wellman court stated that: “[t]o determine the distinctions between ‘public’ and ‘private’ in any particular context it is essential to examine the circumstances under which the distinction is sought to be established and to consider the purposes sought to be achieved by such distinction.” [citations omitted]. 475 F.Supp. at 818. In this regard, the Wellman court quoted approvingly from S.E.C. v. Ralston Purina Co. as follows: “Since exempt transactions are those as to which ‘there is no practical need for . . . [the bill’s] application,’ the applicability of § 4(1) should turn on whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” In addition, the Wellman court explicitly recognized that a Ralston Purina analysis is appropriately applied to determine whether a transaction is “private” for purposes of the Williams Act:

It must be conceded, of course, that Ralston Purina was concerned with the meaning of a private offering exemption under the 1933 Act, and we are faced with an entirely different statutory provision in the case at hand. Yet logic does make its demands. If statutory purpose gives proper definitional aid in distinguishing a public from a private offering under the 1933 Act, it would seem to follow that the purposes of the Williams Act would help define the contours of privately negotiated transactions exempted from the reach of Section 14.

475 F.Supp. at 818, 819. Thus, Wellman and Hanson are in accord that a transaction is considered to be private and not subject to the Tender Regulations if, as discussed above in relation to the Unit Purchases, the “offerees” are able to fend for themselves and do not need the protections of the Williams Act.

Although ETRN believes that the Wellman eight-factor test is not applicable to the Unit Purchases because the Selling Unitholders are highly-sophisticated institutional investors that are able to fend for themselves and do not need the protections of the Williams Act, ETRN notes that consideration of the Wellman factors would nonetheless support its conclusion that the Unit Purchases did not constitute a tender offer. In particular, ETRN notes that:

•                  There was no active and widespread solicitation of public holders of EQGP Common Units. Representatives of Guggenheim approached the compliance officers of six large institutional beneficial owners of EQGP Common Units on a no names basis in a formal and scripted “wall-cross” process, of whom five agreed to hear information regarding the Transaction.  All six beneficial owners of EQGP Common Units approached with the wall-cross opportunity are sophisticated institutional investors with significant experience in EQGP’s industry, and, as holders of EQGP Common Units, knowledgeable about EQGP.

•                  There was no solicitation for a substantial portion of outstanding EQGP Common Units, as the EQGP Common Units solicited from the six holders approached in the “wall-cross” process only represented approximately 5.5% of the outstanding EQGP Common Units in the aggregate based on information available to ETRN at the time.

•                  As disclosed in the Schedule 13E-3, the terms of the Unit Purchase Agreements were actively negotiated. All of the Selling Unitholders provided comments to the Unit Purchase Agreements, and ultimately the price was negotiated with the Selling Unitholders to reach an initial agreement of $19.75 per EQGP Common Unit, and then further negotiated to the final price of $20.00 per EQGP Common Unit.

•                  The offer was not subject to a specific time limitation imposed by ETRN, although the Selling Unitholders and ETRN agreed that, if definitive agreements were not executed by December 3, 2018, ETRN would publicly disclose the existence of the negotiations so that the Selling Unitholders could resume trading in EQGP Common Units or other securities with respect to which they may have had material non-public information. As it turned out, the Selling Unitholders, which buy and sell public securities regularly, made their decisions to sell and the transactions were announced prior to the December 3, 2018 “cleansing date.”

•                  ETRN did not subject any of the Selling Unitholders to pressure to sell its EQGP Common Units and had alternate means of accomplishing its objectives should the private negotiations fail.

•                  There was no public announcement regarding ETRN’s proposed purchase of EQGP Common Units and subsequent exercise of the Limited Call Right prior to execution of the Unit Purchase Agreements.

Each of the factors listed above is clearly distinguishable from those presented to the Wellman court. And, although the “offer” made to those securityholders party to the Unit Purchase Agreements involved a premium to prevailing trading prices and was conditioned upon ETRN and its affiliates’ owning more than 95% of the outstanding EQGP Common Units following the closings of the transactions contemplated by the Unit Purchase Agreements, these additional factors do not lead to a conclusion that the Unit Purchase Agreements constituted a tender offer. See  Hanson, 774 F.2d at 57 (“[I]n any given case a solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present”) and Crane Co. v. Harsco Corp., 511 F. Supp. 294, 302-03 (D. Del. 1981) (“These factors are not of equal significance; courts have emphasized that pressure on stockholders to decide whether to sell is the primary characteristic of a tender offer”). Furthermore, each Selling Unitholder was fully apprised of ETRN’s intent to acquire a number of EQGP Common Units to give ETRN and its affiliates beneficial ownership of more than 95% of the outstanding EQGP Common Units, which would permit ETRN to exercise the Limited Call Right set forth in Section 15.1(a) of the Second Amended and Restated Agreement of Limited Partnership of EQGP.

For the reasons set forth above, ETRN believes that the Unit Purchases neither constituted a tender offer nor were they subject to the Tender Regulations.

2.                                      Item 2(f) refers to page 1 of the Disclosure Statement, however the relevant paragraph on page 2 does not appear responsive to the disclosure described in Item 1002(f) of Regulation M-A. Please advise or revise as appropriate.

Response:  ETRN acknowledges the Staff’s comment and notes that, as described in the Disclosure Statement, ETRN is a new company that was recently spun-off from EQT Corporation. Other than with respect to the proposed Unit Purchases, ETRN has not purchased any EQGP Common Units during the past two years. ETRN has provided updated disclosure on page 1 of the Disclosure Statement filed as Exhibit (a)(3) to Amendment No. 1.

Disclosure Statement

The Position of ETRN Regarding the Fairness of the Transaction, page 9

3.                                      The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Response:  ETRN acknowledges the Staff’s comment and has provided updated disclosure on page 12 of the Disclosure Statement filed as Exhibit (a)(3) to Amendment No. 1.

Analysis Provided by the Financial Advisors to ETRN, page 11

4.                                      Disclosure on page 13 indicates “[t]he matters considered by the Financial Advisors in their financial analyses and reflected in the Financial Advisor Materials were necessarily based on various assumptions…” With a view towards disclosure, please advise us what consideration you gave to include in the Disclosure Statement a description of these specific assumptions.

Response:  ETRN acknowledges the Staff’s comment and has provided updated disclosure on page 15 of the Disclosure Statement filed as Exhibit (a)(3) to Amendment No. 1.

Miscellaneous, page 17

5.                                      As discussed with you on our telephone call today, please revise this section to quantify any compensation received in the past two years, or to be received, by each of Guggenheim Securities and Goldman Sachs, as a result of the relationship between Guggenheim Securities or Goldman Sachs, on the one hand, and EQGP or its affiliates, on the other. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Response:  ETRN acknowledges the Staff’s comment and has provided updated disclosure on pages 19-21 of the Disclosure Statement filed as Exhibit (a)(3) to Amendment No. 1.

Financial Projections, page 21

6.                                      Disclosure on page 21 indicates that “[t]hese projections and forecasts…were based on…assumptions about future events.” Please revise to disclose such assumptions.

Response:  ETRN acknowledges the Staff’s comment and has provided updated disclosure on page 22 of the Disclosure Statement filed as Exhibit (a)(3) to Amendment No. 1.

Source and Amount of Funds, page 35

7.                                      Please supplement the disclosure to provide the stated and effective interest rates of the Term Facility or a narrative description thereof to the extent the specific rates are as of yet unknown. Refer to Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation M-A.

Response:  ETRN acknowledges the Staff’s comment and has provided updated disclosure on page 38 of the Disclosure Statement filed as Exhibit (a)(3) to Amendment No. 1.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact me at 512-322-2551 or at mollie.duckworth@bakerbotts.com.

Very truly yours,

/s/ Mollie H. Duckworth
Mollie H. Duckworth

cc:                                Kirk R. Oliver, Senior Vice President and Chief Financial Officer of ETRN

Robert C. Williams, Vice President and General Counsel of ETRN